FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company:

MDS Inc. (“MDS” or the “Company”)
2700 Matheson Blvd. East, Suite 300, West Tower
Mississauga, Ontario L4W 4V9

Item 2 - Date of Material Change:

January 29, 2007

Item 3 - News Release:

A news release was issued by the Company and disseminated via Canada NewsWire prior to the opening of trading on the Toronto Stock Exchange and the New York Stock Exchange on January 29, 2007.

Item 4 - Summary of Material Change:

On January 28, 2007, MDS, Monument Acquisition Corp., a Delaware corporation, and an indirect wholly-owned subsidiary of MDS and direct wholly-owned subsidiary of MDS (US) Inc., a Delaware corporation (“Purchaser”), and Molecular Devices Corporation, a Delaware corporation (“Molecular Devices”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value US$0.001 per share, of Molecular Devices at a price of US$35.50 per share, net to the holder thereof in cash (the “Offer Price”). Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Molecular Devices (the “Merger”) and Molecular Devices will become an indirect wholly-owned subsidiary of MDS. In the Merger, the shares of Molecular Devices common stock remaining outstanding following the consummation of the Offer, other than shares held by MDS or Purchaser or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price.

Item 5 - Full Description of Material Change:

On January 28, 2007, MDS, Purchaser and Molecular Devices entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence the Offer for the Offer Price. Pursuant to the Merger Agreement, as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Molecular Devices and Molecular Devices will become an indirect wholly-owned subsidiary of MDS. In the Merger, the shares of Molecular Devices common stock remaining outstanding following the consummation of the Offer, other than shares held by MDS or Purchaser or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price.

The obligation of Purchaser to accept for payment and pay for the shares tendered in the Offer is subject to the satisfaction or waiver a number of closing conditions set forth in the Merger Agreement, including among others, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, it is also a condition to Purchaser’s obligation to accept for payment and pay for the shares tendered in the Offer that at least a majority of the then-outstanding shares of Molecular Devices common stock (determined on a fully diluted basis including any unvested stock options that would vest by their terms on or before June 30, 2007, but disregarding any other unvested stock options) shall have been validly tendered in accordance with the terms of the Offer and not validly withdrawn (the “Minimum Condition”). The Minimum Condition may not be waived by Purchaser without the prior written consent of Molecular Devices.

The closing of the Merger is subject to customary closing conditions, and, depending on the number of shares held by MDS and Purchaser after Purchaser’s acceptance of the shares properly tendered in connection with the Offer, approval of the Merger by the holders of the outstanding shares of Molecular Devices common stock remaining after the completion of the Offer may be required.

Molecular Devices has agreed to operate its business in the ordinary course until the Merger is consummated. Molecular Devices has also agreed not to solicit or engage in discussions with third parties regarding other proposals to acquire Molecular Devices, subject to specified exceptions. The Merger Agreement also includes termination provisions for both MDS and Molecular Devices. In connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the board’s recommendation of the transaction to Molecular Devices’ stockholders, Molecular Devices may be required to pay MDS a termination fee of US$23.0 million, and if the Minimum Condition is not met, Molecular Devices may be required to reimburse MDS transaction expenses up to US$3.5 million, each subject to specified limitations.

A copy of the Merger Agreement will be filed on SEDAR and EDGAR. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been filed to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about MDS or Molecular Devices. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in such representations and warranties related to Molecular Devices are qualified by information contained in the confidential disclosure schedule that Molecular Devices delivered in connection with signing the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances related to Molecular Devices, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Molecular Devices’ public disclosures.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

The executive officer of MDS Inc. who is knowledgeable about this material change and this material change report is Ken Horton, Executive Vice-President, Corporate Development and General Counsel, MDS at (416) 213-4255.

Item 9 - Date of Report:

January 29, 2007

Additional Information About the Proposed Transaction and Where To Find It

The tender offer for the outstanding common stock of Molecular Devices referred to in this report has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. Stockholders of Molecular Devices are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, MDS will file tender offer materials with the U.S. Securities and Exchange Commission, and Molecular Devices will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Molecular Devices at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) MDS by mailing requests for such materials to: MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, Ontario L4W 4V9, Attention: Corporate Secretary and (ii) Molecular Devices by mailing requests for such materials to: Investor Relations, Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California 94089 .